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                                    EXHIBIT 1

                                [LOGO] Fresenius

                                  PRESS RELEASE

October 23, 1997
Oliver Helack, Public Relations
Tel: +49-6171-602101
Fax: +49-6171-602284
e-mail: pr.fre@fresenius.de

Fresenius seeks partner
for Gull Laboratories

Fresenius AG, Bad Homburg, today reported that it has been approached by a number of firms expressing a potential interest in partnering or otherwise acquiring Gull Laboratories, Inc., Salt Lake City. Fresenius has engaged the investment banking firm Wasserstein Perella & Co., New York/Frankfurt, to evaluate the various alternatives and provide a range of recommendations. Fresenius AG holds a 62% majority in Gull shares.

Gull Laboratories, Inc., which is listed on the American Stock Exchange, is a broad based immunodiagnostic company with reagents and automated systems for the detection and diagnosis of infectious diseases and is active in autoimmune disease, the bloodgrouping and HLA tissue typing for transplantation.

Especially noteworthy is the revolutionary, patented molecular DNA based technology called GeneSTAR, for the rapid detection and diagnosis of infectious agents with significant sales potential in the clinical laboratory and food industry market. Gull also recently launched a unique and highly sensitive Herpes Type Specific test which is essential for detecting the increasingly recognized problem of genital herpes virus in women, men and children.

                  Gull Laboratories, Inc. reported revenues of $11.2 million and net income of $0.176 million for the first six months of 1997. The company has a global marketing and sales organization with significant capabilities in both the US and Europe and a distribution of products in 42 countries. Gull has manufacturing facilities in Salt Lake City/Utah, Kennebunk/Maine and Bad Homburg/Germany.

                  Fresenius AG is one of the world's leading Health Care companies. For the first six months of 1997, the company reported revenues of DM
3.5 billion and has 34,000 employees worldwide.